Exhibit 10.10

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT between AptarGroup, Inc., a Delaware corporation (the "Company"), and Stephen J. Hagge (the "Executive") is entered into on December 1, 2003. In consideration of the covenants contained herein, the parties agree as follows:

1. <u>Employment.</u> The Company shall employ the Executive, and the Executive agrees to be employed by the Company, upon the terms and subject to the conditions set forth herein for the period beginning on December 1, 2003 and ending on December 1, 2006, unless earlier terminated pursuant to Section 4 hereof; <u>provided, however,</u> that such term shall automatically be extended as of each December 1, commencing December 1, 2004, for one additional year unless either the Company or the Executive shall have terminated this automatic extension provision by written notice to the other party at least 30 days prior to the automatic extension date; and <u>provided further</u> that in no event shall such term extend beyond December 1, 2013. The term of employment in effect from time to time hereunder is hereinafter called the "Employment Period."

2. <u>Position and Duties.</u> During the Employment Period, the Executive shall serve as the Executive Vice President, Chief Financial Officer and Secretary or in such other executive position as determined by the Chief Executive Officer of the Company (the "Company CEO") and shall have the normal duties, responsibilities and authority of an executive serving in such position, subject to the direction of the Company CEO. The Executive shall have the title of Executive Vice President, Chief Financial Officer and Secretary or such other title denoting an executive office as determined by the Company CEO and shall report to the Company CEO or such other executive officer of the Company as determined by the Company CEO. During the Employment Period, the Executive shall devote his best efforts and his full business time to the business and affairs of the Company.

3. <u>Compensation and Benefits.</u> (a) The Company shall pay the Executive a salary during the Employment Period, in monthly installments, initially at the rate of $335,000 per annum. The Company CEO may, in his sole discretion (i) increase (but not decrease) such salary from time to time and (ii) award a bonus to the Executive for any calendar year during the Employment Period.

(b) The Company shall reimburse the Executive for all reasonable expenses incurred by him in the course of performing his duties under this Agreement which are consistent with the Company's policies in effect from time to time.

(c) During the Employment Period, the Executive shall be entitled to participate in the Company's executive benefit programs on the same basis as other executives of the Company having the same level of responsibility, which programs consist of those benefits (including insurance, vacation, company car or car allowance and/or other benefits) for which

substantially all of the executives of the Company are from time to time generally eligible, as determined from time to time by the Board of Directors of the Company (the "Board").

(d) In addition to participation in the Company's executive benefit programs pursuant to Section 3(c), the Executive shall be entitled during the Employment Period to:

(i)   additional term life insurance coverage in an amount equal to the Executive's salary, but only if and so long as such additional coverage is available at standard rates from the insurer providing term life insurance coverage under the executive benefit programs or a comparable insurer acceptable to the Company; provided, that if the Executive is not participating in such additional life insurance coverage and if the Employment Period ends on account of the Executive's death, the Company shall pay to the Executive's estate (or such person or persons as the Executive may designate in a written instrument signed by him and delivered to the Company prior to his death) amounts equal to one-half of the amounts the Executive would have received as salary (based on the Executive's salary then in effect) had the Employment Period remained in effect until the second anniversary of the date of the Executive's death, at the times such amounts would have been paid.

(ii)   supplementary long-term disability coverage in an amount which will increase maximum covered annual compensation to 66 2/3% of the executive's annual salary; but only if and so long as supplementary coverage is available at standard rates from the insurer providing long-term disability coverage under the executive benefit program or a comparable insurer acceptable to the Company.

4. <u>Termination of Employment.</u> (a) The Employment Period shall end upon the first to occur of: (i) the expiration of the term of this Agreement pursuant to Section 1 hereof, (ii) retirement of the Executive ("Retirement"), (iii) termination of the Executive's employment by the Company on account of the Executive's having become unable (as determined by the Board in good faith) to regularly perform his duties hereunder by reason of illness or incapacity for a period of more than six consecutive months ("Termination for Disability"), (iv) termination of the Executive's employment by the Company for Cause ("Termination for Cause"), (v) termination of the executive's employment by the Company other than a Termination for Disability or a Termination for Cause ("Termination Without Cause"), (vi) the Executive's death or (vii) termination of the Executive's employment by the Executive for any reason following written notice to the Company at least 90 days prior to the date of such termination ("Termination by the Executive").

(b) For purposes of this Agreement, "Cause" shall mean (i) the commission of a felony involving moral turpitude, (ii) the commission of a fraud, (iii) the commission of any act involving dishonesty with respect to the Company or any of its subsidiaries or affiliates, (iv) gross negligence or willful misconduct with respect to the Company or any of its subsidiaries or

2

affiliates, (v) breach of any provision of Section 5 or Section 6 hereof or (vi) any other breach of this Agreement which is material and which is not cured within 30 days following written notice thereof to the Executive by the Company.

(c) If the Employment Period ends for any reason set forth in Section 4(a), except as otherwise provided in this Section 4, the Executive shall cease to have any rights to salary, bonus (if any) or benefits hereunder, other than (i) any unpaid salary accrued through the date of such termination, (ii) any bonus payable, but only if such termination occurs during the third or fourth quarter of the Company's fiscal year, such bonus to be prorated in accordance with Company policy, (iii) any unpaid expenses which shall have been incurred as of the date of such termination and (iv) to the extent provided in any benefit plan in which the Executive has participated, any plan benefits which by their terms extend beyond termination of the Executive's employment. Notwithstanding the foregoing, if the Employment Period ends on account of Termination by the Executive other than for Good Reason (as defined in Section 4(i) hereof) pursuant to Section 4(h) hereof or Termination for Cause, the Executive shall not be entitled to any unpaid bonus accrued through the date of such termination.

(d) If the Employment Period ends on account of Retirement, the Company shall make no payments to the Executive other than as provided in Section 4(c) hereof.

(e) If the Employment Period ends on account of Termination for Disability, in addition to the amounts described in Section 4(c) hereof, the Executive shall receive the disability benefits to which he is entitled under any disability benefit plan in which the Executive has participated as an employee of the Company.

(f) If the Employment Period ends on account of the Executive's death, the Company shall pay to the Executive's estate (or such person or persons as the Executive may designate in a written instrument signed by him and delivered to the Company prior to his death) amounts equal to one-half of the amounts the Executive would have received as salary (based on the Executive's salary then in effect) had the Employment Period remained in effect until the second anniversary of the date of the Executive's death, at the times such amounts would have been paid.

(g) If the Employment Period ends on account of Termination without Cause, in addition to the amounts described in Section 4(c) hereof, the Company shall pay to the Executive amounts equal to the amounts the Executive would have received as salary (based on the Executive's salary then in effect) had the Employment Period remained in effect until the date on which (without any extension thereof, or, if previously extended, without any further extension thereof) it was then scheduled to end, at the times such amounts would have been paid, less any payments to which the Executive shall be entitled during such salary continuation period under any disability benefit plan in which the Executive has participated as an employee of the Company; provided, however, that in the event of the Executive's death during the salary continuation period, the Company shall pay to the Executive's estate (or such person or persons as the Executive may designate in a written instrument signed by him and delivered to the Company prior to his death) amounts during the remainder of the salary continuation period equal to one-half of the amounts which would have been paid to the Executive but for his death.

3

It is expressly understood that the Company's payment obligations under this Section 4(g) shall cease in the event the Executive shall breach any provision of Section 5 or Section 6 hereof.

(h) Notwithstanding the foregoing provisions of this Section 4, in the event of a Change in Control (as defined in Appendix A hereto), the employment of the Executive hereunder shall not be terminated by the Company or any successor to the Company within two years following such Change in Control unless the Executive receives written notice of such termination from the Company or such successor at least 30 days prior to the date of such termination. In the event of such termination of employment by the Company or such successor other than a Termination for Cause, Retirement, a Termination for Disability or due to the Executive's death (in which case the provisions of Section 4(c), 4 (d), 4(e) or 4(f), as the case may be, shall apply), within two years following a Change in Control, or in the event that the Executive terminates his employment hereunder for Good Reason (as defined in Section 4(i) hereof) within two years following a Change in Control:

(1) the Company shall pay to the Executive within 30 days following the date of termination, in addition to the amounts and benefits described in Sections 4(c)(i), (iii) and (iv) hereof:

(A) a cash amount equal to the sum of (i) the Executive's annual bonus in an amount at least equal to the highest annualized (for any fiscal year consisting of less than 12 full months or with respect to which the Executive has been employed by the Company for less than 12 full months) bonus paid or payable, including by reason of any deferral, to the Executive by the Company and its affiliated companies in respect of the three fiscal years of the Company (or such portion thereof during which the Executive performed services for the Company if the Executive shall have been employed by the Company for less than such three fiscal year period) immediately preceding the fiscal year in which the Change in Control occurs, multiplied by a fraction, the numerator of which is the number of days in the fiscal year in which the Change in Control occurs through the date of termination and the denominator of which is 365 or 366, as applicable, and (ii) any compensation previously deferred by the Executive (together with any interest and earnings thereon) and any accrued vacation pay, in each case to the extent not theretofore paid; plus

(B) a lump-sum cash amount (subject to any applicable payroll or other taxes required to be withheld) in an amount equal to (i) two (2) times the Executive's highest annual base salary from the Company and its affiliated companies in effect during the 12-month period prior to the date of termination, plus (ii) two (2) times the Executive's highest annualized (for any fiscal year consisting of less than 12 full months or with respect to which the Executive has been employed by the Company for less than 12 full months) bonus, paid or payable, including by reason of any deferral, to the Executive by the Company and its affiliated companies in respect of the three fiscal years of the Company (or such portion thereof during which the Executive performed services for the Company if the Executive shall have been employed by the Company for less than such three fiscal year period) immediately preceding the fiscal year in which

4

the Change in Control occurs; provided, however, that any amount paid pursuant to this Section 4(h)(1)(B) shall be paid in lieu of any other amount of severance relating to salary or bonus continuation to be received by the Executive upon termination of employment of the Executive under any severance plan, policy or arrangement of the Company; and

(2) for a period of two years commencing on the date of termination, the Company shall continue to keep in full force and effect all policies of medical, disability and life insurance with respect to the Executive and his dependents with the same level of coverage, upon the same terms and otherwise to the same extent as such policies shall have been in effect immediately prior to the date of termination or, if more favorable to the Executive, as provided generally with respect to other peer executives of the Company, and the Company and the Executive shall share the costs of the continuation of such insurance coverage in the same proportion as such costs were shared immediately prior to the date of termination.

The Executive agrees that he shall not terminate his employment hereunder, other than for Good Reason, within one year following a Change in Control unless the Company or any successor to the Company receives written notice of such termination from the Executive at least six months prior to the date of such termination.

(i) For purposes of this Agreement "Good Reason" shall mean (x) a reduction by the Company in the Executive's rate of annual salary in effect immediately prior to the Change in Control, (y) a material reduction in any benefit afforded to the Executive pursuant to any benefit plan of the Company in effect immediately prior to the Change in Control, unless all comparable executives of the Company suffer a substantially similar reduction or (z) the relocation of the Executive's office to a location more than 60 miles from his current office.

(j) Notwithstanding anything in this Agreement to the contrary, in the event it shall be determined that any payment or distribution by the Company or its affiliated companies to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Section 4(j) or Appendix B hereto) (a "Payment") would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then the Executive shall be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. Notwithstanding the foregoing provisions of this Section 4(j), if it shall be determined that the Executive is entitled to a Gross-Up Payment, but that the Executive, after taking into account the Payments and the Gross-Up Payment, would not receive a net after-tax benefit of at least $50,000 (taking into account both income taxes and any Excise Tax) as compared to the net after-tax proceeds to the Executive resulting from an elimination of the Gross-Up Payment and a

5

reduction of the Payments, in the aggregate, to an amount (the "Reduced Amount") such that the receipt of Payments would not give rise to any Excise Tax, then no Gross-Up Payment shall be made to the Executive and the Payments, in the aggregate, shall be reduced to the Reduced Amount. All procedures relating to the determination and payment of the Gross-Up Payment are set forth in Appendix B hereto.

(k) If the Employment Period ends solely on account of the expiration of the term of this Agreement pursuant to Section 1 hereof and not for any other reason set forth in this Section 4, the Executive shall be entitled to receive the amounts the Executive would have received as salary (based on the Executive's salary then in effect) at the times such amounts would otherwise have been paid, and the medical and life insurance benefits the Executive and his dependents otherwise would have received, had the Employment Period remained in effect for one year following the date of such termination. It is expressly understood that the Company's payment obligations under this Section 4(k) shall cease in the event the Executive shall breach any provision of Section 5 or Section 6 hereof.

5. Confidential Information. The Executive acknowledges that the information, observations and data obtained by him while employed by the Company pursuant to this Agreement, as well as those obtained by him while employed by the Company or any of its subsidiaries or affiliates or any predecessor thereof prior to the date of this Agreement, concerning the business or affairs of the Company or any of its subsidiaries or affiliates or any predecessor thereof ("Confidential Information") are the property of the Company or such subsidiary or affiliate. Therefore, the Executive agrees that he shall not disclose to any unauthorized person or use for his own account any Confidential Information without the prior written consent of the Company CEO unless and except to the extent that such Confidential Information becomes generally known to and available for use by the public other than as a result of the Executive's acts or omissions to act. The Executive shall deliver to the Company at the termination of the Employment Period, or at any other time the Company may request, all memoranda, notes, plans, records, reports, computer tapes and software and other documents and data (and copies thereof) relating to the Confidential Information or the business of the Company or any of its subsidiaries or affiliates which he may then possess or have under his control.

6. Noncompetition; Nonsolicitation. (a) The Executive acknowledges that in the course of his employment with the Company pursuant to this Agreement he will become familiar, and during the course of his employment by the Company or any of its subsidiaries or affiliates or any predecessor thereof prior to the date of this Agreement he has become familiar, with trade secrets and customer lists of and other confidential information concerning the Company and its subsidiaries and affiliates and predecessors thereof and that his services have been and will be of special, unique and extraordinary value to the Company.

(b) The Executive agrees that during the Employment Period and for one year thereafter in the case of either Termination for Good Reason following a Change in Control or Termination without Cause, or for two years thereafter in the case of termination of employment for any other reason, the ("Noncompetition Period') he shall not in any manner, directly or indirectly, through any person, firm or corporation, alone or as a member of a partnership or as an officer, director, stockholder, investor or employee of or in any other corporation or enterprise or otherwise, engage or be engaged, or assist any other person, firm corporation or enterprise in

engaging or being engaged, in any business then actively being conducted by the Company in any geographic area in which the Company is conducting such business (whether through manufacturing or production, calling on customers or prospective customers, or otherwise). Notwithstanding the foregoing, subsequent to the Employment Period the Executive may engage or be engaged, or assist any other person, firm, corporation or enterprise in engaging or being engaged, in any business activity which is not competitive with a business activity being conducted by the Company at the time subsequent to the Employment Period that the Executive first engages or assists in such business activity.

(c) The Executive further agrees that during the Noncompetition Period he shall not in any manner, directly or indirectly (i) induce or attempt to induce any employee of the Company or of any of its subsidiaries or affiliates to terminate or abandon his employment, or any customer of the Company or any of its subsidiaries or affiliates to terminate or abandon its relationship, for any purpose whatsoever, or (ii) in connection with any business to which Section 6(b) applies, call on, service, solicit or otherwise do business with any then current or prospective customer of the Company or of any of its subsidiaries or affiliates.

(d) Nothing in this Section 6 shall prohibit the Executive from being (i) a stockholder in a mutual fund or a diversified investment company or (ii) a passive owner of not more than 2% of the outstanding stock of any class of a corporation any securities of which are publicly traded, so long as the Executive has no active participation in the business of such corporation.

(e) If, at the time of enforcement of this Section 6, a court holds that the restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by law.

7. Enforcement. Because the services of the Executive are unique and the Executive has access to confidential information of the Company, the parties hereto agree that the Company would be damaged irreparably in the event any provision of Section 5 or Section 6 hereof were not performed in accordance with its terms or were otherwise breached and that money damages would be an inadequate remedy for any such nonperformance or breach. Therefore, the Company or its successors or assigns shall be entitled, in addition to other rights and remedies existing in their favor, to an injunction or injunctions to prevent any breach or threatened breach of any of such provisions and to enforce such provisions specifically (without posting a bond or other security).

8. Survival. Sections 5, 6 and 7 hereof shall survive and continue in full force and effect in accordance with their respective terms, notwithstanding any termination of the Employment Period.

9. Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or sent by certified mail, return receipt requested, postage prepaid, addressed (a) if to the Executive, to 6703 Concord Trail, Crystal Lake, IL

60012, and if to the Company, to AptarGroup, Inc., 475 West Terra Cotta Avenue, Suite E, Crystal Lake, Illinois 60014, attention: Carl A. Siebel, President and Chief Executive Officer or (b) to such other address as either party shall have furnished to the other in accordance with this Section 9.

10. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

11. Entire Agreement. This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or between the parties, written or oral, which may have related in any manner to the subject matter hereof.

12. Successors and Assigns. This Agreement shall inure to the benefit of and be enforceable by the Executive and his heirs, executors and personal representatives, and the Company and its successors and assigns. Any successor or assignee of the Company shall assume the liabilities of the Company hereunder.

13. Governing Law. This Agreement shall be governed by the internal laws (as opposed to the conflicts of law provisions) of the State of Illinois.

14. Amendment and Waiver. The provisions of this Agreement may be amended or waived only with the prior written consent of the Company and the Executive, and no course of conduct or failure or delay in enforcing the provisions of this Agreement shall affect the validity, binding effect or enforceability of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

APTARGROUP, INC.

By: s/ Carl A. Siebel
Name: Carl A. Siebel
Title: President and Chief Executive Officer

EXECUTIVE:

/s/ Stephen J. Hagge
Stephen J. Hagge

9

<u>DEFINITION OF CHANGE IN CONTROL</u>

"Change in Control" means:

(1) the acquisition by any individual, entity or group (a "Person"), including any "person" within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of beneficial ownership within the meaning of Rule 13d-3 promulgated under the Exchange Act, of more than 50% of either (i) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (ii) the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); <u>provided, however,</u> that the following acquisitions shall not constitute a Change in Control: (A) any acquisition directly from the Company (excluding any acquisition resulting from the exercise of a conversion or exchange privilege in respect of outstanding convertible or exchangeable securities unless such outstanding convertible or exchangeable securities were acquired directly from the Company), (B) any acquisition by the Company, (C) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (D) any acquisition by any corporation pursuant to a reorganization, merger or consolidation involving the Company, if, immediately after such reorganization, merger or consolidation, each of the conditions described in clauses (i), (ii) and (iii) of subsection (3) of this Appendix A shall be satisfied; and <u>provided further</u> that, for purposes of clause (B), if any Person (other than the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company) shall become the beneficial owner of more than 50% of the Outstanding Company Common Stock or more than 50% of the Outstanding Company Voting Securities by reason of an acquisition by the Company and such Person shall, after such acquisition by the Company, become the beneficial owner of any additional shares of the Outstanding Company Common Stock or any additional Outstanding Company Voting Securities and such beneficial ownership is publicly announced, such additional beneficial ownership shall constitute a Change in Control;

(2) individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of such Board; <u>provided, however,</u> that any individual who becomes a director of the Company subsequent to the date hereof whose election, or nomination for election by the Company's stockholders, was approved by the vote of at least a majority of the directors then comprising the Incumbent Board shall be deemed to have been a member of the Incumbent Board; and <u>provided further,</u> that no individual who was initially elected as a director of the Company as a result of an actual or threatened solicitation by a Person other than the Board for the purpose of opposing a solicitation by any other Person with respect to the election or removal of directors or any other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board shall be deemed to have been a member of the Incumbent Board;

A-1

(3) consummation of a reorganization, merger or consolidation unless, in any such case, immediately after such reorganization, merger or consolidation, (i) 50% or more of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and 50% or more of the combined voting power of the then outstanding securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals or entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such reorganization, merger or consolidation and in substantially the same proportions relative to each other as their ownership, immediately prior to such reorganization, merger or consolidation, of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (ii) no Person (other than the Company, any employee benefit plan (or related trust) sponsored or maintained by the Company or the corporation resulting from such reorganization, merger or consolidation (or any corporation controlled by the Company) and any Person which beneficially owned, immediately prior to such reorganization, merger or consolidation, directly or indirectly, more than 50% of the Outstanding Company Common Stock or the Outstanding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, more than 50% of the then outstanding shares of common stock of such corporation or more than 50% of the combined voting power of the then outstanding securities of such corporation entitled to vote generally in the election of directors and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such reorganization, merger or consolidation; or

(4) consummation of (i) a plan of complete liquidation or dissolution of the Company or (ii) the sale or other disposition of all or substantially all of the assets of the Company other than to a corporation with respect to which, immediately after such sale or other disposition, (A) 50% or more of the then outstanding shares of common stock thereof and 50% or more of the combined voting power of the then outstanding securities thereof entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such sale or other disposition and in substantially the same proportions relative to each other as their ownership, immediately prior to such sale or other disposition, of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (B) no Person (other than the Company, any employee benefit plan (or related trust) sponsored or maintained by the Company or such corporation (or any corporation controlled by the Company) and any Person which beneficially owned, immediately prior to such sale or other disposition, directly or indirectly, more than 50% of the Outstanding Company Common Stock or the Outstanding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, more than 50% of the then outstanding shares of common stock thereof or more than 50% of the combined voting power of the then outstanding securities thereof entitled to vote generally in the election of directors and (C) at least a majority of the members of the board of directors thereof were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition.

A-2

PROVISIONS RELATING TO
GROSS-UP PAYMENT

    (a) Subject to the provisions of Paragraph (b) of this Appendix B, all determinations required to be made under Section 4(j), including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by the Company's public accounting firm (the "Accounting Firm") which shall provide detailed supporting calculations both to the Company and the Executive within 15 business days of the receipt of notice from the Executive that there has been a Payment, or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Executive shall appoint another nationally recognized public accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Gross-Up Payment, as determined pursuant to Section 4(j) and this Appendix B shall be paid by the Company to the Executive within five days of the receipt of the Accounting Firm's determination. If the Accounting Firm determines that no Excise Tax is payable by the Executive, it shall furnish the Executive with a written opinion that failure to report the Excise Tax on the Executive's applicable federal income tax return would not result in the imposition of a negligence or similar penalty. Any determination by the Accounting Firm shall be binding upon the Company and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made ("Underpayment"), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to Paragraph (b) of this Appendix B and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Executive.

    (b) The Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than 10 business days after the Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which the Executive gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Executive in writing prior to the expiration of such period that it desires to contest such claim, the Executive shall:

(1) give the Company any information reasonably requested by the Company relating to such claim,

(2) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

(3) cooperate with the Company in good faith in order effectively to contest such claim, and

(4) permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Paragraph (b), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided further, that if the Company directs the Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the Executive on an interest-free basis and shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and provided further, that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(c) If, after the receipt by the Executive of an amount advanced by the Company pursuant to Paragraph (b) of this Appendix B, the Executive becomes entitled to receive, and receives, any refund with respect to such claim, the Executive shall (subject to the Company's complying with the requirements of Paragraph (b)) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the Executive of an amount advanced by the Company pursuant to Paragraph (b) of this Appendix B, a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Company does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

B-2